EXHIBIT 99.1

2019 Annual General Meeting

Further to the press release of July 5, 2019 giving notice that the Golar LNG Partners LP 2019 Annual General Meeting will be held on September 27, 2019, a copy of the Notice of Annual Meeting of Limited Partners and associated information including the Company’s Annual Report on Form 20-F can be found on our website at http://www.golarlngpartners.com and in the attachments below.

Golar LNG Partners LP
Hamilton, Bermuda
August 16, 2019

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachments

  Notice of 2019 Annual Meeting of Limited Partners (https://ml-eu.globenewswire.com/Resource/Download/6cf5c88a-6a1b-41ee-9bf8-765b78cbbe03)
  2018 Annual Report on Form 20-F (https://ml-eu.globenewswire.com/Resource/Download/2c3dd70e-52e5-4398-827f-28611f8a26c5)